UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

1Q06

Consolidated Information and Results

First Quarter 2006

(Unaudited)

Rio de Janeiro, April 27, 2006

TNL Participações Outstanding stock* (m): 382.12 TNLP3: R$ 46.66 TNLP4: R$ 34.61 TNE: US$ 16.68 ADR (03/31/2006) (*) – Ex-treasury	Telemar Norte Leste Outstanding stock* (m): 238.61 TMAR3 ON: R$ 78.63 TMAR5 PNA: R$ 55.26 TMAR6 PNB: R$ 52.47 (03/31/2006) (*) – Ex-treasury	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1. Highlights of the Quarter

2. Operating Performance

2.1 Wireline Services

2.2 Broadband Services

2.3 Wireless Services

3. Consolidated Results

3.1 Revenues

3.2 Operating Costs and Expenses

3.3 EBITDA

3.4 Depreciation / Amortization

3.5 Financial Result

3.6 Net Income

4. Debt

5. Capital Expenditures

6. Cash Flow

7. Other Important Information

8. Income Statements

9. Balance Sheets

10. Principal Financing & Loans

11. Upcoming Events

1. highlights of the quarter

 The Telemar Group companies attracted a further 852 thousand new customers during the 1Q06, bringing its customer base to a total of 26.9 million in March/06 (up 4.0 million since the end of the 1Q05), distributed as follows:

   Wireline: 14.7 million lines in service (-0.8% compared to the 4Q05)

   Wireless: 11.2 million customers (+8.5% on the 4Q05)

  Broadband: 0.9 million subscribers (+11.3% on the 4Q05)

Oi continued to present excellent performance this quarter, leading the national statistics for net additions, with a market share of 47% of the net additions in Region I. Of the net additions during the quarter, approximately 31% were in post-paid plans. The churn rate for the quarter was 5.1%, well below the 7.0% of the 4Q05.

 The consolidated net revenue for the quarter came to R$ 4,055 million (-7.5% in relation to the 4Q05 but +1.3% on the figure for the 1Q05). Annual growth in gross revenue was strongly affected, in a positive way, by the results for wireless (+40%) and data (+29%) services, and negatively by the results for network use (-36%), due to the tariff reduction imposed by the National Telecommunication Agency, Anatel.

 The average revenue per user (ARPU) was R$ 85 for wireline services and R$ 18 for wireless services.

The EBITDA margins were:

	1Q05	4Q05	1Q06
TMAR Parent company	41.7%	42.7%	39.5% (1)
Oi	20.8%	12.0%	12.8% (2)
TNL	41.7%	38.4%	36.6% (3)

(1) The TMAR parent company margin, adjusted for extraordinary provisions of R$ 34 million during the quarter, was 40.4%.

(2) Oi’s margin, adjusted for extraordinary provisions of R$ 33 million during the quarter, came to 17.2%.

(3) Adjusted for non-recurrent expenses incurred during the quarter, TNL’s margin was 38.3%.

The consolidated EBITDA totaled R$ 1,485 million, against R$1,685 million in the 4Q05 and R$ 1,669 million in the 1Q05. Adjusted EBITDA for non-recurring expenses in the quarter was R$ 1,552 million.

Net income for the quarter amounted to R$ 144 million (R$ 416 million in the 4Q05 and R$ 193 million in the 1Q05), equivalent to R$ 0.38 per share (US$ 0.17 per ADR).

Net debt was R$ 5,863 million (0.89x the last 12 months’ EBITDA), down 3.6% from the year-end position in December/05.

Capital expenditure during the quarter amounted to R$ 441 million (10.9% of consolidated net revenue).

2. Operating Performance

2.1 wireline services

The installed capacity at the end of March/06 amounted to 17,015 thousand lines, of which 14,745 thousand were in service (86.7% utilization rate). Of these, 11,536 thousand were residential lines, 2,598 thousand were commercial lines and 611 thousand were public telephones. During the 1Q06, 532 thousand lines were connected and 645 thousand were disconnected. The average number of lines in service during the quarter was 14,337 thousand (-5.4% compared to 1Q05).

2.2 Broadband services

Broadband Internet (ADSL) subscribers at the end of the quarter totaled 896 thousand (+61.7% over 1Q05), equivalent to 6.1% of the wirelines in service. Net additions reached 91 thousand in 1Q06. The average Velox subscriber base in the 1Q06 amounted to 866 thousand (+62.5% compared to 1Q05).

Figure 1 – ADSL subscribers (thousand)

2.3 wireless services

Oi had a total of 11,217 thousand subscribers at the end of 1Q06 (+54.7% on 1Q05), representing a net increase of 874 thousand customers during the quarter (around 47% of the net additions in Region I).

Figure 2 – Oi Subscribers and Market Share

The wireless penetration rate in Region I had reached 40.8% by the end of March/06 (39.1% at the end of December/05) and Oi’s market share in the region was up to 27.2%.

Of the net additions during the quarter, approximately 31% were in post-paid plans, while 69% were in pre-paid plans (compared to an average mix of 28%/72% for the sector in all of Brazil). At the end of the quarter, Oi had 81% of its subscribers on pre-paid plans and 19% on post-paid plans.

Oi’s average subscriber base during the quarter totaled 10,780 thousand (+52.8% on 1Q05). The 549 thousand disconnections (“churn”) during the 1Q06 represented 5.1% of the average subscriber base for the period.

Figure 3 - Oi: Average Subscriber Base and Churn Rate

3. Consolidated Results

3.1 Revenues

The consolidated gross revenue in the quarter amounted to R$ 5,842 million (-5.8% compared to the 4Q05, but +3.6% on the 1Q05).

The consolidated net revenue of R$ 4,055 million was down 7.5% in relation to the previous quarter (+1.3% on the 1Q05).
The principal changes are analyzed below.

Table 1 – Gross Revenue

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06	Change %
						QoQ	YoY
Wireline	5,133	5,153	5,324	5,323	5,160	-3%	1%
Local (ex - VC1)	2,332	2,311	2,435	2,400	2,300	-4%	-1%
Local Fixed-to-Mobile (VC1)	646	650	679	687	654	-5%	1%
Long Distance (ex - VC2/3)	792	801	849	776	791	2%	0%
LD Fixed-to-Mobile (VC2/3)	168	162	84	163	169	4%	0%
Network Usage	268	272	255	241	172	-28%	-36%
Data	453	493	536	579	583	1%	29%
Public Phones	274	265	289	283	288	2%	5%
Additional Services	131	136	140	141	140	0%	7%
Advanced Voice / Other	69	63	57	53	63	19%	-9%

Wireless	504	662	708	879	682	-22%	35%
Services	431	462	507	586	605	3%	40%
Subscription	104	107	117	134	153	15%	48%
Outgoing Calls	195	221	245	296	300	1%	54%
Domestic/Inter. Roaming	34	25	29	32	33	4%	-3%
Network Usage	61	69	68	69	61	-10%	1%
Data / Value Added	37	40	48	56	57	1%	53%
Handset Sales	74	201	200	293	77	-74%	5%

Wireline	5,133	5,153	5,324	5,323	5,160	-3%	1%
Wireless	504	662	708	879	682	-22%	35%
Total Gross Revenue	5,637	5,815	6,031	6,202	5,842	-6%	4%

Consolidated Net Revenue	4,004	4,123	4,234	4,385	4,055	-8%	1%

3.1.1 Wireline Services

Gross revenue from wireline services was down 3.1% in comparison with 4Q05 and was up by 0.5% in relation to 1Q05. The main features are shown below:

Local Services

• Fixed-to-Fixed (monthly subscription, traffic, installation fee): these revenues totaled R$ 2,300 million for the 1Q06, of which the aspects worth mentioning are:

=> Monthly subscription fees were down 0.7% compared to 4Q05, due to the reduced number of lines in service. There was an increase of 2.5% in relation to 1Q05, resulting mainly from tariff adjustments.

=> Revenue from local traffic saw a reduction of 13.3% from the previous quarter, mainly as a result of the seasonal effect of summer holidays and carnival. There was a reduction of 10.4% in relation to the 1Q05, mainly caused by the migration from fixed line calls to the mobile network and from dialup Internet access to broadband access, with a consequent decline in traffic.

• Fixed-to-Mobile (VC1): this revenue was 4.9% lower than that for the 4Q05 due to the seasonal reduction in traffic. The 1.1% increase in relation to 1Q05 resulted from a tariff adjustment, partially offset by declining traffic caused by migration to the mobile network, attracted by the enhanced competitiveness of post-paid tariffs.

Long Distance (LD) Services

• Domestic and International LD: there was a slight increase (+1.9%) in these revenues over 4Q05,  while the volumes remained stable in relation to 1Q05, helped by the growth of mobile originated long distance calls.

• Fixed-to-Mobile (VC2/3): this revenue was up 3.6% in relation to the previous quarter, and was stable in comparison with 1Q05, spurred by a small increase in traffic and the (so far) limited impact of the tariff adjustment in March/06 (7.99%).

Remuneration for network usage: this source of revenue saw a 28.3% drop in comparison with the previous quarter as a result of the sharp reduction in the tariff rate for use of the local network, starting in January/06 following renewal of the concession contracts. In relation to 1Q05, the 35.6% revenue reduction was also attributable to the lower local network usage tariff introduced in January/06 on top of the 20% productivity factor reduction included in the tariff that took effect last July/05, under the terms governing the previous phase of the concession contract. The combined impact was a tariff reduction of 35% on 1Q05.

Data Transmission Services: this revenue source expanded by 0.6% in relation to 4Q05, mainly as a result of 6.3% higher revenues from Velox (ADSL). The figure was up 28.7% on 1Q05
(Velox +50.8%; other services +19.0%). Velox revenues accounted for 3.6% of the total revenues in 1Q06 (2.4% in 1Q05).

Public Telephones: revenues were up 1.7% in comparison with the 4Q05 due to an increase in the number of phone cards sold. Revenues increased by 5.1% in relation to the 1Q05 largely as a result of the tariff adjustment in July/05.

3.1.2 Wireless Services

Consolidated gross revenue from wireless services declined by 22.4% during the quarter, largely as a result of a seasonal drop in handset sales (-73.5%). However, subscription revenues maintained their growth trend (+14.5%). In relation to 1Q05, revenue was up 35.2%, driven by the growth in outgoing calls (53.6%, or +R$ 105 million), subscriptions (47.8% or + R$ 50 million) and in data and value added services (53.4%, or +R$ 20 million).

Remuneration for mobile network usage was down 10.5% in 1Q06 to R$ 61 million – after excluding
R$ 176 million related to TMAR – staying at the same level as in 1Q05. The decrease over 4Q05 was mainly a result of gains arising from claims settled during 4Q05.

Oi’s gross revenue in the quarter amounted to R$ 1,019 million while net revenue came to R$ 751 million (-15.4% against 4Q05 but +32.5% over 1Q05).

Average monthly revenue per user (ARPU), at R$ 17.90 in the quarter, was down 11.4% in relation to the figure for the previous quarter (R$ 20.20) as a result of the slower activity in 1Q06, a reduction in fixed to mobile traffic and the mix of net subscriber additions (69% on pre-paid plans). The reduction of 15.2% in comparison with 1Q05 figure is basically due to the strong expansion of the subscriber base mainly in the pre-paid segment (72% of the net additions during the period).

It’s worth mentioning that data and value added services revenues already represent 6.6% of total wireless revenues.

The sale of 413 thousand handsets during the quarter generated a net revenue of R$ 53 million
(-75.9% in relation to 4Q05).

3.2 Operating Costs and expenses

Operating costs and expenses (excluding depreciation and amortization) were down 4.8%
(-R$ 131 million) in relation to 4Q05 but were up 10.0% in comparison with 1Q05.

With regard to 4Q05, the reduction was mainly due to a decline in the cost of goods sold (COGS). The increase in relation to 1Q05 was also due to the cost of goods sold (+25.5%), together with higher marketing (+16.9%), rent and insurance (+13.2%), and other operating expenses (+43.0%).

Table 2 - Operating Costs and Expenses

Item - R$ million	1Q05	2Q05	3Q05	4Q05	1Q06	Change %
						QoQ	YoY
Interconnection	629	573	603	588	626	6%	0%
Personnel	160	142	140	153	154	1%	-4%
Materials	84	96	81	90	85	-6%	1%
Handset Costs/Other (COGS)	89	251	186	310	112	-64%	26%
Third Party Services	782	840	899	983	931	-5%	19%
Marketing	83	56	64	89	97	9%	17%
Rent and Insurance	152	145	173	141	172	22%	13%
Provision for Doubtful Accounts	157	117	127	104	108	4%	-31%
Other Oper. Exp. (Rev), Net	200	239	214	243	286	18%	43%
TOTAL	2,336	2,459	2,486	2,701	2,570	-5%	10%

• Interconnection: these costs were up 6.5% in relation to the previous quarter, mainly due to the settlement of claims involving other operators during 4Q05 (R$ 58 million). Excluding this one-off impact, the costs were 3.0% lower. They were also slightly lower (-0.4%) in comparison with 1Q05 as a result of the tariff adjustments – a lower local network usage tariff / TU-RL (Jul/05 and Jan/06) and higher mobile interconnection charges / VU-M (Jul/05) – combined with a reduction in fixed to mobile traffic (VC1).

• Personnel: these costs were in line with those of 4Q05, but were down 3.8% in relation to 1Q05, reflecting a reduction in staff numbers (-8.2%), partially offset by the career plan review and the collective labor agreement for 2006, executed in 4Q05.

Table 3 – Personnel

Company	Mar/05	Jun/05	Sep/05	Dec/05	Mar/06	Mar/06 x Dec/05	Mar/06 x Mar/05
TMAR/TNL	6,973	6,698	6,597	6,637	6,559	-1.2%	-5.9%
Oi	1,103	971	939	929	852	-8.3%	-22.8%
Total	8,076	7,669	7,536	7,566	7,411	-2.0%	-8.2%

• Cost of SMP Handsets and other COGS: showed a decline of 63.9% in relation to 4Q05, but an increase of 25.5% over the figure for 1Q05. During the quarter, the company concluded the review of its handset inventories that generated an extraordinary cost increase of R$ 33 million.  Excluding the impact of the inventory write-off, the reduction in relation to 1Q05 was 11.3%, reflecting the decrease in handset costs during the period, in spite of the increase in handset sales of 17%.

• Third Party Services: declined by 5.3% (-R$ 52 million) in relation to the 4Q05 due to lower spending on sales and commissions (-R$ 42 million), call center expenses (-R$ 14 million), consulting fees and legal assistance (-R$ 11 million), and other expenses (+R$ 32 million), partially offset by increased spending on network maintenance (+R$ 54 million).

With regard to 1Q05, there was an increase of 19.1% (R$ 149 million) chiefly as a result of higher network maintenance costs (+R$ 101 million), due to a renegotiation of third party agreements, aimed at simplifying network maintenance services, streamlining the number of contractors and increasing efficiency and quality of our services. Other increases were in sales commissions and expenses (+R$ 14 million), electricity costs (+R$ 11 million), consulting fees and legal assistance (+R$ 10 million),  postage and collection expenses (+R$ 7 million).

• Marketing:  increase of 9.0% on 4Q05 and by 16.9% in relation to 1Q05, mainly due to greater spending on sponsorship and market research in the quarter. Marketing expenses were equivalent to 2.4% of consolidated net revenue for the quarter (2.0% in 4Q05 and 2.1% in 1Q05).

• Provision for Doubtful Accounts: remained under strict control and represented only 1.8% of the consolidated gross revenue for the quarter (1.7% in 4Q05 and 2.8% in 1Q05).

• Other Operating Expenses (Revenues): the other net operating expenses were 17.7% higher (+R$ 43 million) than in 4Q05. As of January/06, the Company began to accrue the fee stipulated in the concession agreement renewal that must be paid every two years, representing 2% of the previous year’s net revenue of concession services. The company is provisioning 1% of the monthly net revenue of these wireline services within other operating expenses. The provisions amounted to R$ 35 million for the quarter.

As a result of the conclusion of an internal auditing process, the company also made extraordinary provisions during the quarter, amounting to R$ 34 million, for quality targets specified in the concession contract during earlier periods (from 2000 to 2005).

The net operating expenses were up 43.0% (+R$ 86 million) in relation to 1Q05, mainly due to the new concession fee and the extraordinary provisions mentioned above.

3.3 EBITDA (LAJIDA)

The consolidated EBITDA came to a total of R$ 1,485 million, down 11.8% from the figure for the previous quarter. This represented a margin of 36.6% on net revenue (38.4% in the 4Q05 and 41.7% in the 1Q05). Adjusted for the non-recurring expenses in the quarter, mainly review of handset inventories and provisions for quality targets specified in the concession contract, EBITDA would have been
R$ 1,552 million representing a margin of 38.3%.

TMAR parent company registered EBITDA of R$ 1,339 million with a 39.5% margin in the quarter (42.7% in 4Q05 and 41.7% in 1Q05). Excluding the provision related to quality targets, the adjusted margin was 40.4%.

Oi recorded EBITDA of R$ 96 million for the quarter, with a margin of 12.8% (12.0% in 4Q05 and 20.8% in 1Q05). Excluding the handset inventory write-off, Oi’s recurring EBITDA margin was 17.2% in 1Q06.

3.4 Depreciation / Amortization

Depreciation and amortization in 1Q06 came to a total of R$ 827 million, representing a reduction of 1.1% in relation to 4Q05 and 0.5% compared with 1Q05.

Table 4 – Depreciation and Amortization

R$ Million	1Q05	2Q05	3Q05	4Q05	1Q06
Fixed Line / TNL	707	712	698	687	668
Depreciation	688	693	680	667	650
Amortization of Goodwill	18	18	18	20	18
Mobile Business	124	134	140	150	158
Depreciation	87	96	102	112	120
License/Deferred Amortization	38	38	38	38	38
Total	831	846	838	836	827

3.5 Financial Results

The net financial expenses came to R$ 338 million in 1Q06, a reduction of 21.1% from 4Q05 figure and down 12.1% from the figure for 1Q05. The details are shown below:

Table 5 - Financial Results

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06
Financial Revenues	249	235	218	207	167
Interest on financial investments	159	127	129	128	90
Other	89	108	89	79	77
Financial Expenses	(634)	(636)	(619)	(636)	(506)
Interest on loans and debentures	(200)	(198)	(191)	(176)	(165)
Exchange results on loans and financing	(209)	(157)	(192)	(199)	(126)
Monetary and Exchange Variations	11	760	277	(212)	298
Currency Swap Results	(220)	(917)	(469)	13	(425)
Other Financial Expenses	(225)	(280)	(235)	(261)	(214)
Banking Fees (including CPMF)	(112)	(73)	(69)	(72)	(58)
Interest on other liabilities	(23)	(23)	(23)	(23)	(21)
Monetary Restatement of Provisions for Contigencies	(49)	(73)	(70)	(67)	(64)
IOF, PIS and Cofins on financial revenues	(6)	(34)	(38)	(33)	(22)
Other	(35)	(77)	(34)	(65)	(49)
Net Financial Result	(385)	(401)	(401)	(429)	(338)

Financial Revenues were R$ 40 million lower than in the previous quarter, largely due to a reduction in interest on financial investments (R$ 38 million) as a result of the lower average cash position in the quarter combined with lower average interest (CDI) rates in 1Q06 (17.2% p.a., vs 18.7% p.a. in 4Q05 and 18.4% p.a. in 1Q05)

Financial Expenses were R$ 131 million below the figure for the previous quarter. The principal factors were the following:

(i) Interest on loans & debentures, amounting to R$ 165 million (down R$ 11 million in the quarter on a lower average debt position, appreciation of the Real (+7.2% in 1Q06) and average interest - CDI rates).

(ii) Exchange results on loans & financing, which amounted to an expense of R$ 126 million (a reduction of R$ 73 million in the quarter), resulting from:

(a) Revenues with monetary and exchange variations, amounting to R$ 298 million, due to revenues of R$ 312 million arising from the appreciation of the Real during the period (+7.2%), slightly offset by R$ 14 million in expenses with monetary variations.

(b) Expenses with foreign exchange hedging amounting to R$ 424 million, resulting from
R$ 244 million in expenses due to currency variations and R$ 180 million in interest expenses linked to the CDI (Interbank Deposit Certificate).

(iii) Other financial expenses of R$ 214 million, a decrease of R$ 47 million in relation to 4Q05, largely due to a reduction in other currency variation expenses (R$ 14 million) and a reduction in provisioning for PIS/Cofins taxes (R$ 11 million), resulting from the amount of interest on capital declared at TMAR during the quarter, among other items.

3.6 net income

The consolidated net income for the quarter amounted to R$ 144 million (-65.3% compared to the 4Q05), which was equivalent to R$ 0.38 per share (US$ 0.17 per ADR). This reduction in net income during the quarter was mainly the result of lower EBITDA, together with the positive tax impact that occurred in 4Q05.

Table 6 - Net Earnings and Earnings per Share / ADR

	1Q05	2Q05	3Q05	4Q05	1Q06
Net Earnings (R$ Mn)	193.0	203.8	301.0	416.4	144.5
Outstanding Shares Outstanding ('000)	378,758	382,122	382,122	382,122	382,122
Earnings per share (R$)*	0.510	0.533	0.788	1.090	0.378
Earnings per ADR (US$)*	0.191	0.215	0.336	0.484	0.172

* Adjusted per share

4. debt

The consolidated gross debt, 50% of which denominated in foreign currency (65% in December/05), totaled R$ 11,021 million at the end of the quarter, including swap contract results. This was 11.8% higher than the balance at the end of December/05. Cash and short-term investments amounted to
R$ 5,158 million at the end of March/06.

The increase in the company’s gross debt and in its cash position are both related to a R$ 2.16 billion local debentures issued by TMAR at the end of the quarter. For further information, see item 7 “Other Important Information – TMAR – Debenture Issue”. Of note is the heavy concentration in the next 12 months debt maturities (R$ 3.6 billion). Over the course of the year, the company shall continue to evaluate both its financing needs and the opportunities for securing new funding.

Figure 4 – Net Debt (R$ million)	Figure 5 – Gross Debt Repayment Schedule (R$ million)

The consolidated net debt of R$ 5,863 million showed a reduction of R$ 220 million (-3.6%) over the quarter, and of R$ 517 million (-8.1%) in relation to the end of March/05. The net debt at the end of the 1Q06 was equivalent to 0.89x EBITDA and 72.2% of shareholders’ equity.

Table 7 - Debt (end of period)

R$ million	Mar/05	Jun/05	Sep/05	Dec/05	Mar/06	% Gross Debt
Short Term	3,052	4,246	4,299	4,052	3,647	33%
Long Term	8,120	6,846	6,131	5,802	7,374	67%
Total Debt	11,172	11,092	10,430	9,854	11,021	100%
Local Currency	3,574	3,518	3,555	3,412	5,541	50%
Foreign Currency (includes swap )	7,598	7,574	6,875	6,442	5,480	50%
(-) Cash	(4,792)	(3,939)	(3,839)	(3,771)	(5,158)	-47%
(=) Net Debt	6,380	7,153	6,592	6,083	5,863	53%
Net Debt/EBITDA(1)	0.97x	1.06x	0.97x	0.90x	0.89x	-

Local currency debt amounted to R$ 5,541 million (50% of the total) at the end of March/06, of which R$ 1,902 million was due to BNDES (Brazilian Development Bank), at an average cost of TJLP
(Long-Term Interest Rate) +4.2% p.a., and R$ 3,467 million was in non-convertible debentures, at an average cost of: CDI + 0.7% p.a. for the issue maturing in June 2006; 103% of the CDI rate p.a. for those maturing in March 2011; and CDI + 0.55% p.a. for those maturing in March 2013. CDI rate was 16.5% p.a. at the end of March/06.

Foreign currency debt of R$ 3,747 million – excluding R$ 1,733 million relating to swap adjustments – bear interest at the average contractual rates of 7% p.a. for transactions denominated in U.S. dollars, 1.5% p.a. for those denominated in Japanese yen, and 9.8% p.a. for financing based on the BNDES currency basket. Around 67% of the debt denominated in foreign currency is at floating interest rates.

Of the total foreign currency debt, 92% has been hedged, being 72% through currency swap operations. The average cost of these transactions at the end of the quarter was 100.7% of the CDI rate.

During the quarter, TMAR raised R$ 2,2 million, mostly through a local debenture issue (R$ 2,2 million). At the end of March/06, TMAR’s outstanding debt to TNL stood at R$ 844 million.

Debt amortization during 1Q06 amounted to approximately R$ 1,280 million, R$ 599 million of which was repayment of principal while R$ 681 million represented financial charges.

5. capital expenditures

Consolidated capital expenditures during 1Q06 amounted to R$ 441 million, R$ 341 million of which was invested in wireline network and R$ 100 million in wireless network.

Table 8 – Capital Expenditure

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06
Wireline	279	296	382	606	341
Growth & Quality	68	131	192	279	149
Data / Communic. Systems / Other	211	165	190	327	191
Wireless	176	213	142	304	100
TOTAL	455	509	524	910	441
% of Net Revenue	11.4%	12.3%	12.4%	20.8%	10.9%

6. Cash Flow

Consolidated cash flow from operations totaled R$ 455 million in the 1Q06. Lower net income for the quarter, combined the higher working capital needs - which result from settlement of suppliers and variations of inventories and other current assets – were the main responsibles for the R$ 493 million reduction compared to 4Q05.

Table 9 - Cash Flow (R$ million)

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06
(i) Cash Flow from operating activities	1,234.3	1,333.2	1,444.2	1,904.8	920.1
Net income for the period	193.0	203.8	301.0	416.4	144.5
Minority interest in results of operations	51.5	101.3	82.2	94.4	56.0
Adjustments to reconcile net income to net cash:	1,531.2	1,317.7	1,445.6	1,534.8	1,351.7
Interest and monetary variation on loans and financings	444.2	197.1	353.5	437.9	232.1
Depreciation/Amortization	831.0	845.9	837.9	836.3	826.9
Contingency Provisions	212.0	230.6	228.1	256.0	260.0
Other	44.1	44.1	26.2	4.6	32.7
Change in Working Capital	(541.5)	(289.5)	(384.5)	(140.8)	(632.1)
(ii) Cash flow from investing activities	(458.4)	(515.8)	(525.3)	(956.6)	(465.2)
Cash Flow after investing activities	775.9	817.4	919.0	948.2	454.9
(iii) Cash flow from financing activities	(1,282.6)	(318.0)	(1,010.8)	(1,015.6)	934.4
Cash Flow after financing activities	(506.7)	499.5	(91.8)	(67.4)	1,389.3
Payment of Dividends and Interest on Capital	(4.6)	(1,307.8)	(8.6)	0.0	(2.8)
Buyback Program	(83.8)	(44.7)	0.0	(0.0)	0.0
Reduction in Cash due to Contax Spin-Off	(85.2)	0.0	0.0	0.0	0.0
Increase (decrease) in cash and banks	(680.3)	(853.0)	(100.4)	(67.4)	1,386.5
Cash and banks at the beginning of the period	5,472.4	4,792.0	3,939.0	3,838.6	3,771.2
Cash and banks at the end of the period	4,792.0	3,939.0	3,838.6	3,771.2	5,157.6

7. Other important Information

Corporate Restructuring of the Telemar Group

On April 17, 2006, Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL,” Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar,” Bovespa: TMAR3, TMAR5, TMAR6), hereafter referred to as the Telemar Companies, submitted to their respective decision-making bodies a proposal for a corporate restructuring, conditional upon the completion of a simultaneous secondary public offering of part of the shares in the new TmarPart resulting from the restructuring.

The aim of the proposed corporate restructuring is to simplify the shareholding structure of the Telemar Companies and to bring together all their stockholders, currently spread among three companies with six different classes of shares, in a single company (in this case TmarPart) whose capital would be distributed only as common shares to be traded on Bovespa’s New Market (“Novo Mercado”) and as ADRs on the New York Stock Exchange (“NYSE”).

Further information may be obtained by accessing the link below:

Material Fact:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=1_Arquivo_001&EditeCodigoDaPagina=2112

Valuation Report:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=4_Arquivo_001&EditeCodigoDaPagina=2112

Presentation:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=Arquivo_002&EditeCodigoDaPagina=2104

Interest on Capital (IOC) for the year 2006

On March 30, 2006, Extraordinary General Meetings of the stockholders of Tele Norte Leste Participações (TNLP) and Telemar Norte Leste (TMAR) approved the maximum limits for the distribution of Interest on Capital during 2006, amounting to R$ 800 million and R$ 1,000 million, respectively.

On March 31, 2006, TMAR declared the sum of R$ 234 million as IOC, representing the gross amount of R$ 0.93 per common share, R$ 1.02 per class “A” preferred share and R$ 0.93 per class “B” preferred share. These shares will be traded “ex-IOC” as from April 3, 2006.

Telemar Norte Leste (TMAR)

Base Date	Date ex-IOC	Class	Gross Amount per Total Share (R$)	(R$ million)
3/31/2006	4/3/2006	TMAR 3 TMAR 5 TMAR 6	0.93 1.02 0.93	234
Total		TMAR 3 TMAR 5 TMAR 6	0.93 1.02 0.93	234

TNLP - Dividends and Interest on Capital relating to the 2005 fiscal year

On April 24, 2006, TNLP began payment of the dividends approved at the Ordinary General Meeting of the stockholders held on April 11, 2006, amounting to a total of R$ 573 million, which is equivalent to R$ 1.5086 per share (common and preferred), based on the outstanding stock as at April 12, 2006. This amount was remunerated at the TR (Taxa Referencial) rate from January 1, 2006 up to the date that payments were initiated. TNLP3 shares went “ex-dividend” as of April 13, 2006.

On the same date (April 24,2006), payment was begun of the IOC declared during 2005, amounting to a total of R$ 212 million, according to the following table:
Brazil Record Date	Gross Value Declared		Net Value with accrued interest until 04/24/2006
	ON	PN	ON	PN
04/29/2005	0.3500	0.3500	0.3370	0.3370
06/30/2005	0.1300	0.1300	0.1214	0.1214
10/31/2005	0.0785	0.0785	0.0690	0.0690

After deduction at source of the corresponding income tax, these amounts were restated from the declaration date through to December 31, 2005, according to the CDI rate and then remunerated at the TR rate up to the date that payments were initiated.

TMAR - Dividends and Interest on Capital relating to the 2005 fiscal year

On April 24, 2006, TMAR began payment of the dividends approved at the Ordinary General Meeting of the stockholders held on April 11, 2006, amounting to a total of R$ 116 million, which is equivalent to R$ 0.4657 per common share and R$ 0.5122 per class “A” preferred share, based on the outstanding stock as at April 12, 2006. These amounts were remunerated at the TR rate from January 1, 2006 up to the date that payments were initiated. The shares traded “ex-dividend” as of April 13, 2006.

On the same date (April 24, 2006), payment was begun of the IOC declared during 2005, amounting to a total of around R$ 984 million, according to the following table:
Brazil Record Date	Gross Value Declared			Net Value with accrued interest until 04/24/2006
	ON	PNA	PN B (**)	ON	PNA	PNB (**)
04/29/2005	1.1900	1.3100	1.1900	1.1459	1.2615	1,1459
06/30/2005	0.5200	0.5720	0.5200	0.4856	0.5342	0,4856
07/29/2005	0.5200	0.5720	0.5200	0.4784	0.5263	0,4784
08/31/2005	0.1629	0.1792	0.1629	0.1474	0.1622	0,1474
09/30/2005	0.3674	0.4041	0.3674	0.3276	0.3603	0,3276
10/31/2005	0.2785	0.3064	0.1892	0.2449	0.2694	0,1664
12/16/2005	0.8740	0.9614	0.0320	0.7521	0.8273	0,0275

(*) Numbers rounded off to four decimal places
(**) In accordance with Article 11 of the company’s by-laws

After deduction at source of the corresponding income tax, these amounts were restated from the declaration date to December 31, 2005 according to the CDI rate and then remunerated at the TR rate up to the date that payments were initiated.

TMAR – Debenture Issue

On March 22, 2006, Telemar Norte Leste S.A. obtained registration from the CVM (Brazilian Securities Commission) for the issuance of debentures amounting to a total of R$2.16 billion. The operation was split into two series, the first for the sum of R$1.6 billion, at 103% of the CDI rate and with a 5-year maturity. The second, amounting to R$ 540 million, was at the CDI + 0.55% and with a 7-year maturity.

The amount initially proposed for the issue was R$1.6 billion, but due to investor demand the company and coordinators of the deal decided to increase the amount. Financial settlement of the transaction took place on March 27, 2006.

New Deals, Products and Services

  Launch of the 2, 4 and 8 Mbps ADSL Connection to the Internet

In March, Velox expanded the range of connection speeds that it offers to customers in the cities of Rio de Janeiro and Belo Horizonte. ADSL connection of 2 Mbps, 4 Mbps and 8 Mbps will now also be available to these customers. For the launch of the new speeds, Velox is offering the following special promotional prices on 12-month contracts (not including the modem): 2 M for R$ 79.90; 4 M for
R$ 99.90; 8 M for R$199.90.

TMAR – Promotion: Unlimited Internet  Package

In March 2006, Telemar launched the Unlimited Internet Package. For a further R$ 29.90 – on top of the basic suscription – customers can enjoy unlimited dial-up access to the internet. This promotion is only available to residential customers and is valid until April 30, 2006.

Launching of Oi FM in Rio

On March 6, 2006, the Telemar Group launched Oi FM (102.9 MHz) in Rio de Janeiro as part of its marketing strategy. Oi FM is now present in six cities: Belo Horizonte, Rio de Janeiro, Vitória, Recife, Fortaleza and Uberlândia and will shortly be launched in Salvador.

For more information, please visit our website: www.telemar.com.br/ir

8. INCOME STATEMENTS

TNL (CONSOLIDATED)

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06
Wireline Services Revenues	5,133.1	5,152.8	5,323.8	5,323.0	5,159.8
Local Services	2,978.1	2,961.3	3,113.4	3,087.7	2,953.7
Subscription Charges	1,633.8	1,613.7	1,709.7	1,687.6	1,675.4
Pulses	659.8	658.1	690.6	682.3	591.4
Installation	11.2	11.8	9.3	7.3	11.3
Collect Calls	22.1	21.8	19.7	18.5	14.6
Other Local Revenues	4.9	5.7	5.4	4.7	7.4
Fixed-to-Mobile (VC1)	646.3	650.2	678.7	687.4	653.6
Long Distance	960.5	962.4	932.8	939.4	960.0
Intra-State	441.3	442.1	552.0	451.0	459.3
Inter-State	155.3	149.6	149.5	143.3	137.0
Inter-Regional	172.4	187.1	132.5	160.8	174.2
International	23.2	22.1	14.7	21.3	20.6
Fixed-to-Mobile (VC2 and VC3)	168.2	161.6	84.2	163.0	168.9
Advanced Voice	68.1	62.6	56.8	52.5	62.6
Public Telephone	273.8	265.2	289.1	282.9	287.8
Additional Services	130.8	135.6	140.0	140.6	140.4
Network Usage Remuneration	268.0	271.6	255.3	240.6	172.5
Data Transmission Services	452.8	493.5	535.8	578.9	582.6
Leased Lines (EILD)	90.3	89.6	104.2	117.0	119.7
Leased Lines (SLDD/SLDA)	72.7	70.2	72.8	67.7	68.2
IP Services	55.5	62.4	64.1	79.9	53.2
Packet switch and frame relay	59.7	61.3	63.7	64.5	64.6
ADSL (Velox)	137.8	157.3	179.1	195.4	207.8
Other Data Services	36.8	52.6	52.1	54.5	69.0
Other Wireline Services	1.1	0.7	0.6	0.4	0.3
Wireless Services Revenues	504.4	662.4	707.7	879.3	682.1
Subscription Charges	103.6	106.7	117.3	133.7	153.1
Outgoing Calls	195.3	221.3	244.9	295.6	300.0
Domestic/Internacional Roaming	34.4	25.3	29.3	32.0	33.4
Network Usage Remuneration	60.6	68.6	68.1	68.7	61.5
Data / Value Added	36.9	40.0	48.0	56.3	56.6
Handset Sales	73.6	200.5	200.2	293.0	77.5
Gross Operating Revenue	5,637.4	5,815.2	6,031.5	6,202.3	5,841.9
Taxes and Deductions	1,633.2	1,691.8	1,797.2	1,816.8	1,786.7
Net Operating Revenue	4,004.2	4,123.5	4,234.2	4,385.5	4,055.3
Operating Expenses	2,335.6	2,459.3	2,486.4	2,700.7	2,570.0
Cost of Services	634.2	642.3	673.4	687.3	804.5
Cost of Goods Sold	89.0	251.1	185.8	309.5	111.7
Interconnection Costs	628.9	573.5	603.1	588.0	626.4
Selling Expenses	631.6	617.7	671.0	703.5	634.7
General and Administrative Expenses	210.2	194.5	206.4	245.5	219.1
Other Op. Expenses (Rev), net	141.7	180.3	146.8	166.8	173.6
EBITDA	1,668.6	1,664.2	1,747.9	1,684.8	1,485.3
Margin %	41.7%	40.4%	41.3%	38.4%	36.6%
Equity Accounting	0.7	3.9	3.1	(61.6)	2.3
Depreciation and Amortization	831.0	845.9	837.9	836.3	826.9
EBIT	837.0	814.4	906.9	910.0	656.1
Financial Expenses	633.8	635.5	618.9	636.1	505.6
Financial Revenues	248.8	234.6	217.7	207.2	167.2
Non Operating Expenses (Rev)	13.4	12.0	(11.8)	23.9	4.4
Income Before Tax and Social Contribution	438.6	401.5	517.4	457.2	313.3
Income Tax and Social Contribution	194.1	96.4	134.2	(53.5)	112.8
Minority Interest	51.5	101.3	82.2	94.4	56.0
Net Income	193.0	203.8	301.0	416.4	144.5
Margin %	4.8%	4.9%	7.1%	9.5%	3.6%

Outstanding Shares - Thousand (ex Treasury)	378,758	382,122	382,122	382,122	382,122
Income per share (R$)	0.510	0.533	0.788	1.090	0.378
Income per ADR (US$)	0.191	0.215	0.336	0.484	0.172

TMAR (CONSOLIDATED)

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06
Wireline Services Revenues	5,134.8	5,158.0	5,329.1	5,329.8	5,159.8
Local Services	2,978.0	2,961.4	3,113.4	3,087.7	2,953.7
Subscription Charges	1,633.8	1,613.7	1,709.7	1,687.6	1,675.4
Pulses	659.8	658.1	690.6	682.3	591.4
Installation	11.2	11.8	9.3	7.3	11.3
Collect Calls	22.1	21.8	19.7	18.5	14.6
Other Local Revenues	4.9	5.7	5.4	4.7	7.4
Fixed-to-Mobile (VC1)	646.2	650.3	678.7	687.4	653.6
Long Distance	960.6	962.3	932.8	939.4	960.0
Intra-State	441.3	442.1	552.0	451.0	459.3
Inter-State	155.3	149.6	149.5	143.3	137.0
Inter-Regional	172.4	187.1	132.5	160.8	174.2
International	23.2	22.1	14.7	21.3	20.6
Fixed-to-Mobile (VC2 and VC3)	168.3	161.5	84.2	163.0	168.9
Advanced Voice	68.1	62.6	56.8	52.5	62.6
Public Telephone	273.8	265.2	289.1	282.9	287.8
Additional Services	130.8	135.6	140.0	140.6	140.4
Network Usage Remuneration	268.0	271.6	255.3	240.6	172.5
Data Transmission Services	454.6	498.6	541.1	585.7	582.6
Other	1.1	0.7	0.6	0.4	0.3
Wireless Services Revenues	504.4	662.4	707.7	879.3	682.1
Subscription	103.6	106.7	117.3	133.7	153.1
Outgoing Calls	195.3	221.3	244.9	295.6	300.0
Domestic/Internacional Roaming	34.4	25.3	29.3	32.0	33.4
Network Usage Remuneration	60.6	68.6	68.1	68.7	61.5
Data / Value Added	36.9	40.0	48.0	56.3	56.6
Handset Sales	73.6	200.5	200.2	293.0	77.5
Gross Operating Revenue	5,639.2	5,820.4	6,036.8	6,209.1	5,841.9
Taxes and Deductions	1,633.4	1,692.3	1,797.7	1,817.7	1,786.7
Net Operating Revenue	4,005.8	4,128.1	4,239.1	4,391.4	4,055.3
Operating Expenses	2,379.6	2,496.4	2,489.3	2,704.0	2,563.3
Cost of Services Provided	633.9	641.8	691.2	687.2	804.4
Cost of Goods Sold	89.0	251.1	185.8	309.5	111.7
Interconnection Costs	628.9	573.5	603.1	588.0	626.4
Selling Expenses	704.1	643.1	698.3	734.7	633.8
General and Administrative Expenses	191.7	200.8	197.8	234.6	211.0
Other Op. Expenses (Rev), net	132.0	186.1	113.1	149.9	176.0
EBITDA	1,626.1	1,631.7	1,749.7	1,687.4	1,492.0
Margin %	40.6%	39.5%	41.3%	38.4%	36.8%
Equity Accounting	0.0	0.3	0.7	0.3	0.1
Depreciation	844.2	859.4	851.4	849.9	841.1
EBIT	781.9	772.0	897.7	837.2	650.8
Financial Expenses	446.5	442.8	477.3	508.0	382.7
Financial Revenues	147.0	172.1	164.6	143.3	125.4
Non Operating Expenses (Rev)	3.5	5.3	6.6	37.3	4.4
Income Before Tax and Social Contribution	478.9	496.1	578.4	435.3	389.2
Income Tax and Social Contribution	197.1	37.7	123.7	(86.8)	79.4
Net Income	281.8	458.4	454.7	522.1	309.8
Margin %	7.0%	11.1%	10.7%	11.9%	7.6%

Outstanding Shares Thousand (ex Treasury)	238,975	238,614	238,614	238,614	238,614
Income per share (R$)	1.179	1.921	1.905	2.188	1.298

TMAR (PARENT COMPANY)

R$ Million	1Q05	2Q05	3Q05	4Q05	1Q06
Local Services	2,978.0	2,961.3	3,114.6	3,092.6	2,962.9
Subscription Charges	1,633.8	1,613.6	1,710.3	1,688.4	1,682.1
Pulses	659.8	658.1	690.9	685.5	592.0
Installation	11.2	11.8	9.3	7.3	11.3
Collect Calls	22.1	21.8	19.7	18.5	14.6
Other Local Revenues	4.9	5.7	5.4	4.7	7.2
Fixed-to-Mobile (VC1)	646.2	650.3	679.0	688.2	655.7
Long Distance	894.7	900.2	902.4	880.9	894.7
Intra-State	426.2	426.2	537.2	434.5	439.5
Inter-State	154.4	149.0	150.3	143.1	136.8
Inter-Regional	158.9	174.3	136.7	150.7	158.3
Fixed-to-Mobile (VC2 and VC3)	155.2	150.7	78.3	152.7	160.1
Advanced Voice	71.1	66.0	59.7	61.1	64.4
Public Telephone	273.8	265.2	289.1	282.9	287.8
Additional Services	131.4	136.2	140.5	141.2	141.2
Network Usage Remuneration	280.6	282.2	259.0	232.9	177.2
Data Transmission Services	426.8	464.3	507.4	537.6	543.4
Other	0.6	0.6	0.5	0.3	0.1
Gross Operating Revenue	5,057.0	5,076.0	5,273.3	5,229.5	5,071.7
Taxes and Deductions	1,455.3	1,476.6	1,557.0	1,530.3	1,526.6
Net Operating Revenue	3,601.7	3,599.4	3,716.3	3,699.3	3,545.1
Operating Expenses	2,098.5	2,053.0	2,118.3	2,118.8	2,145.6
Cost of Services Provided	529.9	535.8	627.8	570.5	661.0
Interconnection Costs	731.9	698.2	734.9	699.4	731.4
Selling Expenses	550.0	479.4	491.3	511.1	416.9
General and Administrative Expenses	162.1	165.3	164.0	200.0	183.9
Other Op. Expenses (Rev), net	124.6	174.4	100.3	137.8	152.4
EBITDA	1,503.3	1,546.3	1,598.0	1,580.5	1,399.5
Margin %	41.7%	43.0%	43.0%	42.7%	39.5%
Equity Accounting	(1.4)	73.5	(15.7)	(109.2)	34.7
Depreciation	711.4	716.8	703.4	696.7	681.8
EBIT	793.3	756.0	910.4	993.0	683.0
Financial Expenses	404.8	358.7	411.3	458.7	353.5
Financial Revenues	79.5	87.2	72.1	72.4	63.6
Non Operating Expenses (Rev)	1.5	3.7	5.2	5.9	4.2
Income Before Tax and Social Contribution	466.5	480.9	566.0	600.8	388.9
Income Tax and Social Contribution	184.7	22.5	111.3	78.7	79.1
Net Income	281.8	458.4	454.7	522.1	309.8
Margin %	7.8%	12.7%	12.2%	14.1%	8.7%

TNL-PCS (Oi)

R$ million	1Q05	2Q05	2Q05	3Q05	4Q05	1Q06
Wireless Services Revenues	660.1	816.2	816.2	879.2	1,048.5	858.6
Subscription	103.6	106.7	106.7	117.3	133.7	153.1
Outgoing Calls	195.1	221.3	221.3	252.4	295.6	300.0
Domestic/Internacional Roaming	34.4	25.3	25.3	29.3	32.0	33.4
Network Usage Remuneration	215.9	221.7	221.7	231.9	237.6	237.7
Data / Value Added	37.0	40.5	40.5	48.0	56.5	56.6
Other SMP Services	0.5	0.2	0.2	0.1	0.1	0.2
Handset Sales	73.6	200.5	200.5	200.2	293.0	77.5
LD/Advanced Voice Service/Network* Revenues	77.9	74.5	74.5	74.2	126.5	160.8
Gross Operating Revenue	738.0	890.8	890.8	953.4	1,175.0	1,019.4
Taxes and Deductions	171.5	205.7	205.7	225.2	287.7	268.7
Net Operating Revenue	566.5	685.0	685.0	728.2	887.4	750.7
Operating Expenses	448.8	613.9	613.9	563.6	780.6	654.6
Cost of Services Provided	128.5	134.9	134.9	133.5	163.6	204.3
Cost of Goods Sold	89.0	251.1	251.1	185.8	309.5	111.7
Interconnection Costs	77.1	51.1	51.1	51.1	66.5	91.4
Selling Expenses	151.5	164.9	164.9	205.8	232.5	233.4
General and Administrative Expenses	27.7	33.2	33.2	31.6	34.5	28.8
Other Op. Expenses (Rev), net	(25.0)	(21.3)	(21.3)	(44.3)	(25.9)	(15.0)
EBITDA	117.7	71.2	71.2	164.6	106.7	96.1
Margin %	20.8%	10.4%	10.4%	22.6%	12.0%	12.8%
Depreciation and Amortization	124.5	134.2	134.2	139.5	149.6	158.1
EBIT	(6.8)	(63.0)	(63.0)	25.1	(42.9)	(62.0)
Financial Expenses	50.3	99.2	99.2	78.9	61.5	40.0
Financial Revenues	45.7	64.6	64.6	60.9	73.1	73.9
Non Operating Expenses	0.4	0.2	0.2	0.0	30.0	0.0
Income Before Tax and Social Contribution	(11.8)	(97.8)	(97.8)	7.1	(61.3)	(28.1)
Income Tax and Social Contribution	-	(2.37)	(2.37)	-	(172.46)	0.0
Net Income	(11.8)	(95.4)	(95.4)	7.1	111.2	(28.1)
Margem %	-2.1%	-13.9%	-13.9%	1.0%	12.5%	-3.7%

(*) - Refers to Pegasus, incorporated on 11/30/05.

9. Balance sheets

TNL (CONSOLIDATED)

R$ million	03/31/2005	12/31/2005	03/31/2006
TOTAL ASSETS	27,880	27,265	28,234
Current	10,359	9,839	11,050
Cash and ST Investments	4,792	3,771	5,158
Accounts Receivable	3,420	3,711	3,746
Recoverable Taxes	1,098	1,607	1,183
Inventories	267	159	175
Other Current Assets	782	590	788
Long Term	2,541	3,024	3,152
Recoverable and Deferred Taxes	1,538	1,673	1,718
Other	1,002	1,351	1,435
Permanent	14,981	14,402	14,032
Investments	221	164	145
Property Plant and Equipment	14,287	13,812	13,477
Deferred Assets	473	426	409

R$ million	03/31/2005	12/31/2005	03/31/2006
TOTAL LIABILITIES	27,880	27,265	28,234
Current	7,463	8,720	7,787
Suppliers	1,635	1,892	1,543
Loans and Financing	3,052	4,052	3,647
Payroll and Related Accruals	146	130	136
Payable Taxes	1,086	1,460	1,162
Dividends Payable	1,445	1,068	1,110
Other Accounts Payable	100	117	189
Long Term	10,673	8,600	10,346
Loans and Financing	8,120	5,802	7,374
Payable and Deferred Taxes	856	829	816
Contingency Provisions	1,665	1,938	2,125
Other Accounts Payable	32	31	31
Unrealized Earnings	28	21	19
Minority Interest	1,885	1,945	1,959
Shareholders' Equity	7,832	7,979	8,123

TMAR (CONSOLIDATED)
R$ million	3/31/05	12/31/05	3/31/06
TOTAL ASSETS	24,474	24,792	26,641
Current	6,915	7,302	9,376
Cash and ST Investments	1,578	1,600	3,874
Accounts Receivable	3,421	3,719	3,748
Recoverable and Deferred Taxes	909	1,239	797
Inventories	245	159	175
Other Current Assets	761	585	782

Long Term	2,198	2,745	2,905
Recoverable and Deferred Taxes	1,287	1,502	1,576
Other	911	1,243	1,329

Permanent	15,362	14,745	14,360
Investments	637	536	502
Property Plant and Equipment	14,254	13,783	13,449
Deferred	471	425	409

R$ million	3/31/05	12/31/05	3/31/06
TOTAL LIABILITIES	24,474	24,792	26,641
Current	6,258	6,710	6,079
Suppliers	1,520	1,817	1,471
Loans and Financing	2,005	2,245	1,894
Payroll and Related Accruals	144	129	135
Payable Taxes	1,062	1,340	1,124
Dividends Payable	1,423	1,058	1,263
Other Accounts Payable	104	120	192
Long Term	7,831	7,301	9,708
Loans and Financing	5,471	4,664	6,897
Payable Taxes	703	675	662
Contingency Provisions	1,628	1,935	2,122
Other Accounts Payable	28	28	27

Unrealized Earnings	28	21	19
Shareholders' Equity	10,358	10,760	10,835

TMAR (PARENT COMPANY)

R$ Milhões	3/31/2005	12/31/2005	3/31/2006
TOTAL ASSETS	23,593	24,401	25,909
Current	4,470	4,791	6,529
Cash and ST Investments	222	414	2,517
Accounts Receivable	3,025	3,120	3,099
Recoverable and Deferred Taxes	722	991	569
Inventories	33	32	46
Other Current Assets	469	235	298

Long Term	1,690	2,047	2,169
Recoverable and Deferred Taxes	817	894	976
Other	873	1,153	1,194

Permanent	17,434	17,563	17,211
Investments	7,328	8,153	8,115
Deferred	10,106	9,411	9,097

	3/31/2005	12/31/2005	3/31/2006
TOTAL LIABILITIES	23,593	24,401	25,909
Current	5,661	5,940	5,391
Suppliers	1,026	1,218	1,081
Loans and Financing	1,974	2,245	1,894
Payroll and Related Accruals	120	105	112
Payable Taxes	955	1,205	969
Dividends Payable	1,423	1,058	1,263
Other Accounts Payable	164	108	72

Long Term	7,574	7,701	9,683
Loans and Financing	5,261	5,114	6,929
Payable Taxes	699	670	657
Contingency Provisions	1,614	1,917	2,097
Outras Contas a Pagar

Shareholders' Equity	10,358	10,760	10,835

TNL-PCS (Oi)

R$ million	03/31/2005	12/31/2005	03/31/2006
TOTAL ASSETS	6,618	8,515	8,354
Current	1,939	2,606	2,905
Cash and ST Investments	842	1,183	1,332
Accounts Receivable	436	682	733
Recoverable and Deferred Taxes	149	246	227
Inventories	212	128	129
Other Current Assets	300	367	484

Long Term	435	1,150	725
Recoverable and Deferred Taxes	410	607	600
Loans and Financing	0	494	76
Other	25	49	49

Permanent	4,244	4,759	4,724
Property Plant and Equipment	3,788	4,350	4,331
Deferred Assets	456	409	393

R$ million	03/31/2005	12/31/2005	03/31/2006
TOTAL LIABILITIES	6,618	8,515	8,354
Current Liabilities	619	897	757
Suppliers	472	675	467
Loans and Financing	31	0	0
Payroll and Related Accruals	24	23	22
Payable Taxes	77	128	148
Other Accounts Payable	15	71	120

Long Term	471	47	54
Loans and Financing	447	0	0
Contingency Provisions	10	18	25
Payable Taxes	1	4	4
AFCI*	13	0	0
Other Accounts Payable	0	25	25

Shareholders' Equity	5,528	7,571	7,543

10. Principal Financing & loans

	Date	Currency	Costs	Maturity	Amortization	Outstanding Balance

BNDES	Dec/00	R$	TJLP +3.85% a.a.	Jan/08	Monthly	787,294
	Dec/03	R$	TJLP +4.50% a.a.	Jan/11	Monthly	380,440
	Dec/00	Currency Basket	Floating Interest Rate + 3.85%a.a.	Jan/08	Monthly	209,936
	Dec/03	Currency Basket	Floating Interest Rate + 4.50%a.a.	Jan/11	Monthly	67,233
	Sep/04	R$	TJLP + 4.50% a.a.	Oct/12	Quarterly / monthly after Apr/06	624,451
	Jul/05	R$	TJLP +3.50% a.a.e 4.50% a.a.	Aug/13	Quarterly / monthly after Sep/06	85,307
	Dec/05	R$	TJLP + 4.50% a.a.	Dec/13	Quarterly / monthly after Jul/07	24,225
					BNDES	2,178,886

Sindicated Loan	Aug/01	US$	LIBOR + 0.5% a 1.685% a.a.	Aug/10	Quarterly	927,077

JBIC	Aug/01	Yen	1.65% a.a.	Jan/10	Semi-annually	346,097
	Jan/03	Yen	Japonese LIBOR + 1.25% a.a.	Jan/11	Semi-annually	344,858
					JBIC	690,955

Debentures	Jul/01	R$	CDI + 0.7% a.a.	Jun/06	"Bullet"	1,276,548
	Mar/06	R$	103% of CDI	Mar-11	"Bullet"	1,642,645
	Mar/06	R$	CDI + 0,55% a.a.	Mar-13	"Bullet"	547,589
					Debentures	3,466,782

Senior Notes	Dec/03	US$	8 % a.a.	Dec/13	"Bullet"	334,301

KFW	Feb/03	US$	LIBOR + 0.75%a.a	Aug/12	Semi-annually	118,841
	Jun/00	US$	8.75% to 11.87% a.a.	Oct/09	Semi-annually	117,037
	Jul/02	US$	LIBOR + 0.8% to 4.5% a.a.	Jan/11	Semi-annually	116,462
					KFW	352,340

FINNVERA	Feb/03	US$	LIBOR + 1.1% a.a	Feb/12	Semi-annually	262,566

ABN AMRO	Abr/01	US$	LIBOR + 5% a.a	May/06	Semi-annually	16,706
	Jan/04	US$	LIBOR + 3% to 4.83% a.a.	Apr/09	Semi-annually	133,960
	Jun/05	US$	5.05% a.a.	May/08	"Bullet"	67,860
	Jun/05	US$	5.51% a.a.	Jun/10	Semi-annually	40,633
	Sep/05	US$	5.45% a.a.	Sep/08	"Bullet"	134,355
	Oct/05	US$	5,28% a.a.	Oct/08	"Bullet"	34,025
	Dec/05	US$	5,43% a.a.	Nov/08	"Bullet"	44,208
	Dec/05	US$	4,93% a.a.	Dez/10	Semi-annually	22,057
					ABN AMRO	493,804

Swap Result						1,732,551

Other						581,758
Total						11,021,020

11. upcoming Events

Conference Call

Date: Friday, April 28, 2006

Portuguese
Time: 10:00 am (Rio Time)
Access: (11) 4613-0501 ou (11) 4613 - 4525
Passcode: Telemar
Replay: (11) 4613-4532 (senha 268)
Webcast: http://www.idmc.com.br/prnewswire/index.asp?Player_ID=238

English
Time: 01:00 pm (Rio Time)
Access:   1-773-681-5843 (other countries)
                   888-889-4951 (USA)
Passcode: Telemar
Replay:    1 – 402 – 998 - 0889 (other countries)
                   800 – 964 -3595 (USA)

A slide presentation will be available on our website before the call at the following link:

http://www.telemar.com.br/ir

This report contains forward- looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks to and uncertainties. These statements should not place undue reliance on them. Forward-looking statements speak only as of date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results, which may differ from the final audited ones.

TNL – Investor Relations (IR Team) (invest@telemar.com.br) 55 (21) 3131-1314/1315/1316/1317	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1 (646) 284-9416

Consult the Q&A session in our website